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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           NATIONAL PROCESSING, INC.
                           (Name of Subject Company)

                           NATIONAL PROCESSING, INC.
                       (Name of Person Filing Statement)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of class of Securities)

                            ------------------------

                                  637229 10 5
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             PRESTON B. HELLER, JR.
                       CHAIRMAN OF THE SPECIAL COMMITTEE
                           NATIONAL PROCESSING, INC.
                               1231 DURRETT LANE
                           LOUISVILLE, KENTUCKY 40285
                                 (502) 315-2000

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)
                            ------------------------
                                    COPY TO:
                                R. JOEL SWANSON
                             BAKER & BOTTS, L.L.P.
                              3000 ONE SHELL PLAZA
                           HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

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ITEM 1 -- SECURITY AND SUBJECT COMPANY.

     The name of the subject company is National Processing, Inc., an Ohio corporation (the "Company"), and the address of the principal executive offices of the Company is 1231 Durrett Lane, Louisville, Kentucky 40285. The title of the class of equity securities to which this statement relates is the Company's common stock, without par value (the "Shares").

ITEM 2 -- TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1 dated June 28, 1999, as amended by Amendment No. 1 thereto (the "Schedule 14D-1"), and a Rule 13E-3 Transaction Statement on Schedule 13E-3 dated June 28, 1999, as amended by Amendment No. 1 thereto (the "Schedule 13E-3"), filed by National City Corporation, a Delaware corporation ("Parent"), to purchase all of the Company's outstanding Shares at a price of $9.50 per share, net to the seller in cash (the "Offer Price"), without interest thereon. The Schedule 14D-1 and Schedule 13E-3 also disclosed that, following consummation of the Offer, Parent intends to cause the Company to merge with and into Parent (the "Merger" and together with the Offer, the "Parent Proposal"), with each Share (excluding any Shares beneficially owned by Parent or in the treasury of the Company or held by Shareholders who perfect their appraisal rights under the Ohio General Corporation Law) being converted into the right to receive $9.50 in cash per share, without interest thereon.

     The Schedule 14D-1 and Schedule 13E-3 each indicate that the principal executive offices of Parent are located at 1900 East Ninth Street, Cleveland, Ohio 44114.

ITEM 3 -- IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this statement are to the Company and its subsidiaries and predecessors, viewed as a single entity.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the sections entitled "Compensation of Directors," "Beneficial Ownership," "Beneficial Security Ownership of Management," "Remuneration of Executive Officers and Transactions with Management" and "Transactions with Management" of the Company's Proxy Statement dated May 10, 1999, relating to its May 16, 1999 Annual Meeting of Stockholders (the "Proxy Statement"). A copy of such sections of the Proxy Statement is filed as Exhibit (c)(1) to this Schedule 14D-9, and the portions of such Proxy Statement referred to above are incorporated herein by reference. Set forth below is a description of certain other contracts, agreements, arrangements, understandings and actual or potential conflicts of interest between the Company or its affiliates and (1) the executive officers, directors and affiliates of the Company and (2) Parent, its executive officers, directors or affiliates.

COMPOSITION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company (the "Company Board") is composed of the following seven members:

*JAMES R. BELL, III,                                Executive Vice President of Parent since 1996.
  Age: 42                                           Executive Vice President of Retail Sales and
                                                    Distribution of Parent since 1998. President and
                                                    Chief Executive Officer of National City Bank of
                                                    Kentucky, a commercial bank, from 1996 to 1998.
                                                    Vice Chairman of National City Bank of Kentucky
                                                    from 1995 to 1996 and Executive Vice President of
                                                    National City Bank of Kentucky from 1994 to 1995.
                                                    Director of the Company since 1996.

CHRISTOS M. COTSAKOS,                               President and Chief Executive Officer of E*TRADE
  Age: 50                                           Group, Inc., an electronic commerce company,
                                                    since 1996. President and Co-Chief Executive
                                                    Officer of A. C. Nielsen, Inc. from 1992 to 1995.
                                                    Director of the Company since 1996. Chairman of
                                                    the Compensation Committee and member of the
                                                    Audit Committee.

AURELIANO GONZALEZ-BAZ,                             Partner in Bryan Gonzalez Vargas y Gonzalez-Baz,
  Age: 51                                           a full service law firm, since 1974. Director of
                                                    the Company since 1996. Chairman of the Audit
                                                    Committee and member of the Compensation
                                                    Committee.

PRESTON B. HELLER, JR.,                             Retired as Chairman, Chief Executive Officer and
  Age: 69                                           President of Pioneer-Standard Electronics, Inc.,
                                                    an industrial distributor of electronics and
                                                    computer products, during 1996. Prior to that
                                                    time he served as Chairman and Chief Executive
                                                    Officer from 1992 to 1995. Director of the
                                                    Company since 1996. Member of the Audit Committee
                                                    and the Compensation Committee.

*JEFFREY D. KELLY,                                  Executive Vice President of Parent since 1994.
  Age: 45                                           Senior Vice President of Parent from 1990 to
                                                    1994.

ROBERT E. SHOWALTER,                                President and Chief Executive Officer of the
  Age: 62                                           Company since March 1997. President and Chief
                                                    Executive Officer of National City Bank,
                                                    Northeast from 1995 to 1997 and President and
                                                    Chief Executive Officer of National City Bank,
                                                    Northwest from 1991 to 1995. Director of the
                                                    Company since 1997.

*ROBERT G. SIEFERS,                                 Chairman of the Board of the Company since May
  Age: 53                                           1997. Vice Chairman and Chief Financial Officer
                                                    of Parent since August 1997. Executive Vice
                                                    President and Chief Financial Officer of Parent
                                                    from 1991 to August 1997. Director of the Company
                                                    since 1996.

*Designates directors deemed to be an affiliate of Parent.

COMPENSATION OF DIRECTORS

     Members of the Company Board who are not officers of Parent, the Company or any of their subsidiaries ("Outside Directors"), receive a yearly retainer, payable in quarterly installments, and a fee for each meeting of the board, and each committee thereof, which they attend. The yearly retainer is $12,000. The fee for attendance at any board meeting or any committee meeting is $1,000. The chairperson of each committee receives a fee of $500 for each meeting of that committee attended by that chairperson. In addition, pursuant to the National Processing, Inc. Nonemployee Directors Stock Option Plan, each non-affiliated director is awarded options to purchase 25,000 Shares upon election to the Company Board and 2,500 Shares on the first Friday following each annual meeting of the Company's shareholders, with an exercise price equal to the market value as of the date of such first Friday.

     Messrs. Cotsakos, Gonzalez-Baz and Heller each received non-qualified stock options to purchase 25,000 shares in 1996 and 2,500 shares in each of 1997, 1998 and 1999.

SPECIAL COMMITTEE FEES

     Members of the Special Committee of the Company Board (the "Special Committee") are entitled to receive the fees described above under "Compensation of Directors" for attendance at any meeting of the

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Special Committee. In addition, prior to the announcement of the Offer, the
Company Board and the Special Committee reached an understanding that each member of the Special Committee would receive a fee of $25,000 for their services as members of the Special Committee in considering any proposal from Parent. This fee is payable regardless of whether a transaction with Parent is completed or whether the Special Committee recommends such a transaction.

INDEMNIFICATION AGREEMENTS

     On June 6, 1999, the Company Board approved indemnification agreements with each of its directors (the "Indemnification Agreement"), and the Company subsequently entered into these Indemnification Agreements. The Indemnification Agreements provide that, if a director is a party or threatened to be made a party to any proceeding by reason of the fact that he is or was a director of the Company, the Company will indemnify any director of the Company to the fullest extent permitted by the Company's Articles of Incorporation, its Code of Regulations, Ohio law or other applicable law, as in effect as of the date of the agreement or to such greater extent as the Company's Articles of Incorporation, its Code of Regulations, Ohio law or applicable law may thereafter permit, from and against all costs, charges, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement. The Indemnification Agreements further provide that, in the event of any proceeding in which a director is a party and that may give rise to a right of indemnification under the Indemnification Agreements or in which a director is involved as a witness, following written request by such person, the Company will promptly pay to such person amounts to cover expenses reasonably incurred by such person in such proceeding in advance of its final disposition upon the receipt by the Company of a written undertaking executed by or on behalf of such person providing that such person will cooperate with the Company concerning the proceeding and repay the advance if it is ultimately determined that such person is not entitled to be indemnified by the Company as provided in the Indemnification Agreements. The Indemnification Agreements also include provisions meant to facilitate the indemnitee's receipt of benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken and (iii) the establishment of certain presumptions in favor of an indemnitee.

BENEFICIAL OWNERSHIP OF THE SHARES

     Schedule I of Parent's Offer to Purchase dated June 28, 1999, a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, sets forth information concerning beneficial ownership of the Shares by each of the directors and executive officers of Parent.

TREATMENT OF STOCK OPTIONS

     Parent is not offering to acquire outstanding options to purchase Shares ("Options") in the Offer. Each holder of an Option that is vested may exercise such Option prior to the consummation of the Offer, and the Shares received upon such exercise may be tendered pursuant to the Offer. Parent's Offer to Purchase disclosed that it is Parent's intention that each Option outstanding immediately prior to the consummation of the Merger will no longer be exercisable for the purchase of Shares but will, at Parent's discretion, either (i) entitle each holder thereof, in cancellation and settlement therefor, to a cash payment promptly after the consummation of the Merger equal to the product of (x) the total number of Shares subject to such Option and (y) the excess, if any, of the consideration to be paid in the Merger over the exercise price per Share subject to such Option, or (ii) be converted into an option to purchase common stock of Parent ("Parent Shares"). If Parent elects to convert Options into options to purchase Parent Shares, each Option would be converted into an option to acquire a number of Parent Shares equal to (a) the number of Shares subject to such Option multiplied by (b) the Conversion Fraction (defined below). The exercise price applicable to such option would be equal to (x) the exercise price applicable to the Option divided by (y) the Conversion Fraction. The Conversion Fraction would have a numerator equal to the consideration to be paid in the Merger (per Share) and a denominator equal to the closing price for Parent Shares on the day the Merger becomes effective.

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

MANAGEMENT AFTER THE OFFER

     Parent currently intends to seek to retain all management and other personnel employed by the Company, to retain the Company's headquarters and other facilities at their present locations, and except for the Company's Stock Option Plan and the Company Non-employee Directors Stock Option Plan, continue the Company's employee benefit plans for the foreseeable future.

RELATED PARTY TRANSACTIONS

     Mr. Aureliano Gonzalez-Baz, a director since 1996, provided various legal services in excess of $60,000 to the Company and its subsidiaries in the ordinary course of business in 1998. Such services pertained to legal advice related to the Company's business operations in foreign countries. Without exception, all services provided by the director were at market rates. Similar additional services may be provided in the ordinary course of business in the future.

     The Company is included in the consolidated federal income tax return of Parent. The Parent's policy is to allocate income taxes to its subsidiaries on a separate return basis. The Company paid taxes to Parent in the amounts of $5.2 million, $14.4 million and $18.9 million for fiscal years 1998, 1997 and 1996, respectively.

     Through National City Bank of Kentucky, a wholly-owned subsidiary of Parent ("NCBK"), which serves as a member bank for the Company, the Company is registered with VISA(R) and Mastercard(R) as a certified processor and member service provider. The Company also uses the proof and transit department of NCBK to provide processing for remittances. The charges for these services were $3.6 million in 1998, $5.5 million in 1997 and $4.1 million in 1996.

     The Company participates in Parent's Savings and Investment Plan, a qualified salary reduction profit-sharing plan within the meaning of Section 401(k) of the Internal Revenue Code provided by the Company for eligible employees, as well as Parent's Executive Savings Plan, a similar non-qualified salary reduction profit-sharing plan provided by the Company for key officers of the Company or its subsidiaries designated from time to time by the Company's compensation committee.

ITEM 4 -- THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Special Committee.

     THE SPECIAL COMMITTEE HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE HOLDERS OF SHARES OTHER THAN PARENT (THE "PUBLIC SHAREHOLDERS"). ACCORDINGLY, THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE PUBLIC SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Special Committee's determination, which was reached at a meeting held on July 8, 1999, was based on the Special Committee's review and consideration of the interests of the Public Shareholders. At the same meeting, the Special Committee determined that the interests of the Public Shareholders would be best served if the Public Shareholders reject the Offer and not tender their Shares pursuant to the Offer.

     Copies of a letter to the shareholders of the Company communicating the Special Committee's recommendation, and a press release announcing the Special Committee's determination, are filed as Exhibits (a)(5) and (a)(6) hereto, respectively, and are incorporated herein by reference.

     At a meeting of the Company Board held on February 24, 1999, the Company Board granted to the Special Committee the authority to consider and respond to any proposal or offer by Parent to acquire all or a portion of the Shares not currently owned by Parent. Accordingly, the Company Board did not act with respect to the Offer, and the Special Committee's determination and recommendation with respect to the Offer is made on behalf of the Company.

     (b) Background of the Offer; Reasons for the Recommendation.

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

BACKGROUND OF THE OFFER

     In 1988, Parent acquired First Kentucky National Corporation. At the time of that acquisition, National Processing Company was a wholly owned subsidiary of First Kentucky National Corporation.

     The Company was formed in June 1996 in contemplation of an initial public offering of the Shares (the "IPO"). In connection with its organization, the Company issued to Parent all of its then-outstanding Shares, and Parent contributed to the Company all of the outstanding common stock of National Processing Company, which was then a wholly owned subsidiary of Parent. On August 9, 1996, the Company sold 7,475,000 Shares in the IPO at a price to the public of $16.50 per Share. The Company retained the $114,965,500 net proceeds from the IPO to fund internal business development needs. Following consummation of the IPO, Parent continued to own 43,100,000 Shares or approximately 85.2% of the then-outstanding Shares.

     For the first three quarters following the IPO, the Company's reported earnings per share were lower than analyst estimates. Possibly impacted by these lower than estimated earnings, the market price of the Shares declined from a price that was at times above $20 during the quarter following the IPO to a price that generally ranged between $7 and $10 during the first and second quarters of 1997.

     On May 2, 1997, Parent announced its intent to acquire up to 2,000,000 additional Shares in open market transactions. On May 7, 1997, Parent purchased 1,114,200 Shares at a price of $9.13 per Share, and on May 8, 1997, Parent purchased 151,200 Shares at a price of $8.85 per Share, resulting in Parent's ownership increasing to 44,365,400 Shares (87.6% of the then-outstanding shares). In Parent's press release announcing its intent to acquire additional Shares, a representative of Parent stated "Following National Processing's successful initial public offering last August, the stock valuation has recently lagged its peer group. We believe it to be in the best interests of National City stockholders to increase National City's investment in National Processing at what appears to be an attractive price."

     During the second half of 1997 and the first half of 1998 the market price of the Shares generally ranged from $10 to $13. During 1997 and January 1998, the Company completed six acquisitions for a total purchase price of approximately $137 million.

     On June 9, 1998, Parent announced that although it was considering the possible acquisition of the remaining outstanding Shares, it had not formulated the terms of any plans or proposals to acquire additional Shares (other than its previously announced intent to acquire up to 2,000,000 Shares), and no proposal had been made to the Company or the Company Board. The closing price of the Shares on June 9, 1998 was $11.19, and on June 8, 1998, the last full trading day before this public announcement, the closing price was $9.94.

     At a meeting of the Company Board held on February 24, 1999, representatives of Parent advised the Company Board that Parent was considering a range of alternatives with respect to its investment in the Company, including Parent's acquisition of the publicly held Shares. No terms were discussed. These representatives of Parent suggested that the Company Board form a special committee of directors that were neither affiliated with Parent nor officers of the Company to consider any proposals from Parent that might be presented in the future. These representatives also suggested that this committee retain its own legal and financial advisors. After discussion, the Company Board established the Special Committee to consider and respond to a proposal by Parent to acquire the publicly held Shares. Messrs. Preston B. Heller, Jr. (Chairman), Aureliano Gonzalez-Baz and Christos M. Cotsakos were appointed to the Special Committee. None of the members of the Special Committee are present or former employees, officers or directors of Parent or employees or officers of the Company.

     The Company announced in late 1998 and early 1999 that the Company's board of directors had authorized management to investigate strategic options for various product and business lines, including the possible restructuring, divestiture or liquidation of certain lines. The Company stated that it was evaluating all of its businesses in an effort to reorganize the Company to maximize efficiency and profitability. The Company's Annual Report on Form 10-K for 1998 indicated that it had entered into an agreement to sell its payables and freight business lines. It also disclosed that the Company had adopted a formal plan to either sell
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or discontinue the check and remittance business lines. A $73.9 million pre-tax impairment loss related to these planned dispositions was recorded during the first quarter of 1999. Members of the Special Committee were informed by Parent that a proposal to acquire the publicly held Shares would not likely be made until after these planned dispositions were completed.

     On March 8, 1999, the Special Committee held its initial meeting at which it discussed plans to contact prospective legal and financial advisors.

     On March 10, 1999, the Special Committee held a meeting and engaged Baker & Botts, L.L.P. ("Baker & Botts") as its legal advisor.

     On March 31, 1999, the Special Committee held a meeting and discussed the anticipated proposal by Parent, preparations for negotiating with Parent and progress to date in the selection of a financial advisor.

     On April 19, 1999, the Special Committee held a meeting and engaged Deutsche Bank Securities Inc. ("Deutsche Bank") as its financial advisor.

     On May 3, 1999, the Special Committee met by conference call with its legal advisors. At this meeting, Baker & Botts advised members of the Special Committee concerning their duties under applicable law and that it was their responsibility to act in the best interests of the Public Shareholders. The Special Committee also discussed the final terms of the sale of the payables and freight business lines, which were lower than previously announced. The Special Committee also discussed that representatives of Parent had indicated that they did not currently anticipate any adjustments to the reserve recorded during the first quarter of 1999. Members of the Special Committee also discussed the impact of that reserve on the market price for the Shares.

     On May 4, 1999, the Special Committee met by conference call with its legal and financial advisors. The Special Committee reviewed the history of Parent's investment in National Processing Company, the formation of the Company and the Company's performance since the IPO. The Special Committee also discussed the sale of the payables, freight, check and remittance business lines and the Special Committee's belief that these sales would enable the Company to focus on its core businesses. The anticipated proposal from Parent was also discussed, including that it was anticipated to be made after the business line sales and that the consideration was expected to be cash.

     On May 11, 1999, the Special Committee's legal and financial advisors met with management of the Company to conduct due diligence. Representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Parent's financial advisor, also attended this meeting. At this meeting, management of the Company made presentations and responded to questions regarding the Company's businesses, its business plan, its historical financial results and management's projections of future financial results.

     The Special Committee met with its legal and financial advisors on May 17, 1999. At this meeting, representatives of Deutsche Bank reviewed with the Special Committee the preliminary results of its due diligence and financial analysis of the Company. This presentation included a review of selected historical developments with respect to the Company, the recent business line dispositions, the Company's core business lines (merchant credit card services, corporate services and travel services) and financial information relating to the Company on a historical basis, on a pro forma basis reflecting the business line dispositions and based on management projections. Deutsche Bank also reviewed several initiatives that were not included in the management projections that had been provided to them. The Special Committee extensively discussed Deutsche Bank's preliminary analysis and the Special Committee's views of the appropriate valuation of the Company. Members of the Special Committee expressed the view that the current market price for the Shares did not reflect an appropriate valuation for the Company as a result of low institutional interest in the Shares due to the small public float, the low volume of trading in the Shares and the lack of a broad market understanding of the value of the Company. The Special Committee believed that this lack of understanding was the result of a variety of factors, including the conservative approach recently taken by the Company in its discussions with analysts. In addition, the Special Committee expressed the view that due to the market's reaction to several instances where the Company's reported earnings were below analyst estimates, the Company might need to demonstrate sustained improvements in performance before the market would fully react to those improvements. Deutsche Bank's analysis indicated the significant difference between expectations in the public markets based on analyst earnings estimates and internal management estimates. Deutsche Bank noted that, although the Company had failed to meet analyst earnings estimates several times in the past, current management earnings projections were higher than analyst estimates, and the Company's internal reports for the four months ended April 30, 1999 indicated that actual performance exceeded management expectations. The reliability of the management projections provided to Deutsche Bank was discussed, and the Special Committee expressed the view that the Company's ability to focus on its core businesses, which are more stable than those recently sold by the Company, should improve the reliability of management projections. Deutsche Bank also noted that several initiatives were not included at all in the management projections. Although on balance the Special Committee did not believe that the management projections were overly optimistic, the Special Committee considered the risks involved in the projections and in the Company's business. Deutsche Bank and the Special Committee discussed extensively the improved operating position of the Company as a result of the recent business line sales and resulting ability of the Company to focus on its core business lines and the significant inflow of cash as a result of recent business line dispositions. Following this meeting, Deutsche Bank informed Merrill Lynch that although the Special Committee was prepared to consider a proposal from Parent, the Special Committee believed that completing a transaction with Parent in the near term was undesirable due to the recent changes in the Company's business.

     In late May 1999, Merrill Lynch contacted Deutsche Bank and indicated a desire to meet to discuss the valuation of the Company. Deutsche Bank again relayed the Special Committee's timing concerns, but indicated they would meet to discuss a specific proposal. Merrill Lynch indicated that Parent intended to wait until the previously announced business line sales were complete before proceeding with any specific proposal to acquire the publicly held Shares.

     On June 1, 1999, the Company announced the completion of its sale of the remittance business, the last of the four business lines the Company had intended to dispose.

     On June 4, 1999, representatives of Deutsche Bank and Merrill Lynch met by telephone. Merrill Lynch indicated that Parent might contemplate making an offer in the range of $7.50 to $8.00 per Share. Deutsche Bank indicated that, based on their discussions with the Special Committee, they believed the Special Committee would find an offer in that range unacceptable.

     On June 8, 1999, representatives of Deutsche Bank and Merrill Lynch met again by telephone, and Merrill Lynch indicated that Parent might contemplate making an offer in the $7.50 to $8.50 range. Deutsche Bank stated that it believed the Special Committee would find an offer in that range unacceptable. Deutsche Bank also reviewed certain valuation criteria that supported a substantially higher valuation of the Shares and conveyed the Special Committee's belief that the Company's recent financial performance indicated a turnaround from its historical disappointing performance. Merrill Lynch replied that due to the Company's poor historical performance a valuation based on comparable companies' valuation multiples was not appropriate and that the contemplated offer reflected a significant premium to the current market price of the Shares. Deutsche Bank stated its view that the premium reflected by a price in the range contemplated by Parent should be discounted in view of the depressed trading levels of the Shares as a result of the first quarter write off of $73.9 million (approximately $6.5 million of which was expected to be reversed), the low levels of institutional interest in the Company due to its small public float and the lack of market understanding of the Company's recent performance. Merrill Lynch indicated that they would consult with Parent regarding the difference in views as to the Company's value. Deutsche Bank indicated that it would discuss Parent's contemplated offer range with the Special Committee.

     On June 9, 1999, representatives of Merrill Lynch contacted representatives of Deutsche Bank to discuss a recent article appearing in the American Banker. This article speculated on the possible sale of the Company (or purchase by Parent). In the article, an industry analyst at Keefe, Bruyette & Woods Inc. (one of only two analysts that had published estimates) indicated that if the Company were sold, it "could go for $12 to $14 a share." The article also reported that the analyst had raised his earnings estimate and target stock price for the Company. A representative of Parent was also quoted in the article saying "We have said in the past, we would not consider buying back National Processing until the divestiture of some business lines was completed.
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

Those divestitures are now complete, so we will ultimately consider what is the best ownership structure for that unit."

     On June 11, 1999, representatives of Merrill Lynch and Deutsche Bank met by telephone. Merrill Lynch indicated that it had reviewed their valuation analysis of the Company with Parent and that Parent might consider making an offer of between $9.00 and $9.25.

     On June 16, 1999, representatives of Merrill Lynch and Deutsche Bank met again by telephone to discuss Parent's contemplated offer. Merrill Lynch indicated that it believed a $9.25 price was near to the highest amount that Parent would be willing to pay and requested that the Special Committee respond to this suggested amount, including by making a counter-offer if possible.

     On June 18, 1999, the Special Committee met with its legal and financial advisors. Deutsche Bank reviewed its conversations with Merrill Lynch and provided an update of a portion of the preliminary financial analysis presented to the Special Committee on May 17, 1999. The Special Committee discussed the apparent difference between the views of Parent and the Special Committee as to the appropriate valuation of the Company and indicated that they believed that conversations should occur among representatives of Parent, the Special Committee and their respective financial advisors in order to discuss these different views. The Special Committee concluded that Deutsche Bank should contact Merrill Lynch, inform it that the Special Committee believed that an appropriate price for the Company was $16.50 per Share and suggest that representatives of Parent, the Special Committee and their respective financial advisors meet.

     Later on June 18, 1999, Deutsche Bank contacted Merrill Lynch and informed it of the Special Committee's response. Merrill Lynch pointed out the significant difference between Parent's proposal and the Special Committee's proposal and indicated that it would discuss the Special Committee's proposal with Parent and respond by the close of business that day. Later that day, Merrill Lynch informed Deutsche Bank that Parent would not be ready to respond until Monday, June 21, 1999. Deutsche Bank informed Merrill Lynch that Mr. Heller (Chairman of the Special Committee) would be available during the weekend or the week of June 21 for discussions with Parent.

     On June 21, 1999, Merrill Lynch contacted Deutsche Bank and informed it that Parent intended to commence a cash tender offer at $9.50 per Share. Parent issued a press release the following day announcing this tender offer.

     On June 22, 1999, the Special Committee met to discuss Parent's tender offer. Deutsche Bank reviewed its conversations with Merrill Lynch. The Special Committee discussed the difference between the tender offer price and the range of values reflected by Deutsche Bank's analysis. The Special Committee also discussed the timing of the tender offer, which was announced before the Company's second quarter earnings and the approximate $6.5 million expected reversal of the impairment loss related to the Company's dispositions were publicly announced and taken into account by the market. Possible responses to the tender offer were also discussed. The Special Committee concluded that it should wait to make a determination and recommendation with respect to the Offer until Parent's Schedule 14D-1 was filed with the Securities and Exchange Commission and the Special Committee had the opportunity to study the detailed terms of the Offer disclosed therein. The Special Committee also expressed its continued desire for direct meetings between the Special Committee, Parent and their respective advisors.

     On June 23 and 24, 1999, Merrill Lynch and Deutsche Bank discussed the fact that the Special Committee did not support the tender offer and whether a meeting among representatives of Parent, the Special Committee and their financial advisors was warranted. Members of the Special Committee and representatives of Parent had similar conversations.

     On June 28, 1999, Parent filed its Schedule 14D-1 and Schedule 13E-3.

     On June 30, 1999, representatives of Parent, the Company and their financial and legal advisors met in Cleveland, Ohio. The parties discussed the views of Parent and the Special Committee as to the appropriate valuation of the Company. Representatives of Parent expressed their view that the Company's financial projections were overly aggressive and unduly optimistic given the Company's operations and current market position. Representatives of the Special Committee discussed the range of values suggested by the preliminary financial analysis performed by Deutsche Bank and that, based on the Special Committee's knowledge of the Company and recognizing the risks inherent in financial projections and the Company's business, the Special Committee did not believe that the Company's financial projections were overly optimistic.

     On July 8, 1999, the Special Committee met to consider the Offer. Representatives of Deutsche Bank presented its analysis of the adequacy of the Offer and rendered an oral opinion (subsequently confirmed by delivery of a written opinion dated July 8, 1999) to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the Offer was inadequate, from a financial point of view, to the Public Shareholders. Representatives of Baker & Botts then discussed certain legal considerations in connection with the Offer. After a full discussion, the Special Committee unanimously determined that the Offer is inadequate and not in the best interests of the Public Shareholders and unanimously recommended that the Public Shareholders reject the Offer and not tender their Shares pursuant to the Offer.

REASONS FOR THE RECOMMENDATION

     In reaching its determination that the Offer is not in the best interests of the Public Shareholders and recommending that the Offer be rejected, the Special Committee considered the factors listed below, each of which, in the view of the Special Committee, supported such determination and recommendation.

     THE OFFER PRICE IS INADEQUATE. The Special Committee believes that the Offer Price is inadequate and does not reflect the inherent value of the Company. The Offer Price is below the low end of most of the ranges of values reflected by the financial analysis presented by Deutsche Bank to the Special Committee on July 8, 1999. Moreover, the Special Committee believes that the inherent value of the Company is substantially in excess of the Offer Price. The Special Committee based this belief on its familiarity with, and management's review of, the Company's business, financial condition, results of operations, business strategy and future prospects and with the nature of the businesses in which the Company operates. In this connection, the Special Committee particularly considered the recent progress made in repositioning the Company, including the Company's improved operating performance and increased ability to focus on its core businesses following recent business line dispositions.

     PURSUIT OF THE COMPANY'S BUSINESS PLAN SHOULD PRODUCE GREATER VALUE THAN THE OFFER. The Special Committee believes that the Company is just beginning to realize for its shareholders the values that will be created as a result of the recent progress made in repositioning the Company and that pursuit of the Company's business plan, including the refinements that may result from management's ongoing review, should produce greater long-term value for the Public Shareholders than the Offer.

     PRESENTATION AND OPINION OF DEUTSCHE BANK. The Special Committee based its recommendation on, among other things, the presentation made by Deutsche Bank to the Special Committee on July 8, 1999 concerning the Company and the Offer, and the opinion delivered by Deutsche Bank to the Special Committee to the effect that, as of July 8, 1999, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the Offer is inadequate, from a financial point of view, to the Public Shareholders. The full text of the opinion of Deutsche Bank is included as Appendix A hereto and may be read in its entirety.

     THE TIMING OF THE OFFER IS NOT APPROPRIATE. The Special Committee believes that the Offer was commenced and is scheduled to expire at an inopportune time. Although the performance of the Company has recently improved, the Public Shareholders have not had an opportunity to fully assess this improved performance. In addition, the Special Committee believes that the Company is only beginning to realize the benefits of the increased focus on its core businesses following its recent divestitures and more time may be necessary to fully assess the impact of this increased focus. Moreover, the Special Committee believes that due to the adverse market reaction to prior instances when the Company reported earnings below analyst estimates, sustained improvements to the Company's results might be necessary before the market fully reacts to these developments.

     THE SHARES WERE UNDERVALUED PRIOR TO THE OFFER, RENDERING THE PREMIUM REPRESENTED BY THE OFFER PRICE MEANINGLESS. The Special Committee believes that the marketplace and many of the Company's shareholders do not yet fully appreciate and recognize the benefits already achieved, and still to be achieved, under the Company's business plan. The Special Committee believes that this resulted in a market price of the Shares prior to the public announcement of the Offer that did not represent an adequate valuation of the Shares. The Special Committee believes that results for the second quarter of 1999 will demonstrate the Company's improved performance. In addition, during the second quarter of 1999, the Company is expected to record a reversal of approximately $6.5 million in the first quarter's $73.9 million pre-tax impairment loss related to the Company's recent dispositions. Because neither the Company's second quarter results nor the reversal had been publicly announced at the time of the announcement of the Offer, the market could not reflect that information. The Special Committee also believes that the Company's relatively small public float (resulting in low institutional interest in the Shares) and low volume of trading tend to depress the market price of the Shares. Although the Special Committee recognizes that the Offer Price represents a substantial premium to the market price of the Shares prior to the public announcement of the Offer, because of its belief that this market price did not represent an adequate valuation of the Shares, the Special Committee does not consider this premium amount to be meaningful for purposes of its determination.

     THE STRUCTURE OF THE OFFER IS NOT FAIR TO THE PUBLIC SHAREHOLDERS. Although the Offer is conditioned upon satisfaction of the Minimum Condition (as defined in the Purchaser's Offer to Purchase), which would require the tender of a majority of the Shares not beneficially owned by Parent, Parent could waive this condition in its sole discretion. As a result, if this condition is waived by Parent and as few as 2% of the outstanding Shares (or 17% of the Shares not beneficially owned by Parent) are tendered pursuant to the Offer, Parent could cause the Company to merge into Parent under applicable law without the approval of the Public Shareholders. Parent has indicated its intent to cause such a merger following completion of the Offer, which would result in the conversion of the then outstanding Shares into $9.50 per share in cash, the same value as the Offer Price.

     THE COMPANY HAS A SUBSTANTIAL AMOUNT OF EXCESS CASH. As of June 30, 1999, the Company had approximately $153 million of cash and cash equivalents. As of June 30, 1999, approximately 50,645,000 Shares were outstanding. As a result, the Company's cash and cash equivalents represent approximately $3.02 per outstanding Share. The Company could use a portion of its cash to fund capital expenditures or acquisitions to generate growth. In addition to the Company's current cash and cash equivalents, contingent payments could result in the Company's receipt of additional proceeds from the Company's recent dispositions.

     In reaching its determination that the Offer is not in the best interests of the Public Shareholders and recommending that the Offer be rejected, the Special Committee also considered the factors listed below, each of which in the view of the Special Committee did not support such determination and recommendation, but did not outweigh the factors listed above.

     THE MARKET PRICE OF ANY SHARES NOT PURCHASED BY PARENT PURSUANT TO THE OFFER MAY DECLINE. If Parent withdraws the Offer, the market price of the Shares may decline from current levels. The closing price of the Shares on July 12, 1999, the last trading day before the date of this Schedule 14D-9, was $10.38 and the closing price of the Shares on June 21, 1999, the last trading day before Parent's announcement of its intention to commence the Offer, was $7.96. The low sales price of the Shares during 1999 (through July 12, 1999) was $4.00. The Shares may trade at a price at or below these levels if Parent withdraws the Offer.

     PARENT COULD CAUSE A MERGER OF THE COMPANY INTO PARENT WITH EACH PUBLICLY HELD SHARE BEING CONVERTED INTO AN AMOUNT LESS THAN $9.50. In the event that the Offer is terminated without the purchase of any Shares by Parent, Parent's Offer to Purchase discloses that Parent may (i) leave the Company as a publicly held corporation, (ii) engage in certain open market or privately negotiated purchases of Shares to increase Parent's ownership to at least 90% of the outstanding Shares and effect a short-form merger under the Ohio General Corporation Law, or (iii) cause the Company to call a special meeting of shareholders to approve a merger and vote all of its Shares in favor of approval of the merger, which will require the filing with the

Securities and Exchange Commission of certain disclosure materials prior to adoption of the merger by the Parent. If the Parent terminates the Offer, any purchases made by the Parent may be at prices less than $9.50, and the consideration shareholders receive in any merger may be less than $9.50.

     THE COMPANY'S PURSUIT OF ITS BUSINESS PLAN MAY NOT RESULT IN A MARKET PRICE OF THE SHARES THAT IS HIGHER THAN THE OFFER PRICE. There are numerous risks inherent in the Company's business, including those described in the Company's filings with the Securities and Exchange Commission. In particular, the Company will need to develop additional software to remain competitive within its industry, there is intense price competition in the large merchant sector of the Company's business and there has recently been a reduction in the Company's travel related business. In addition, there are numerous uncertainties inherent in the preparation of financial projections, including those considered by the Special Committee in connection with the Parent Proposal, and there can be no assurance that these projections will be realized. The failure of the Company to successfully pursue its business plan or to realize its financial projections could adversely affect the market price of the Shares if the Parent Proposal is not successful. Even if the Company is successful in pursuing its business plan, adverse market conditions unrelated to the Company's performance could adversely affect the market price of the Shares.

     The description set forth above of the factors considered by the Special Committee is not intended to be exhaustive, but summarizes the primary factors considered. The members of the Special Committee evaluated the Offer in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Special Committee considered in connection with their evaluation of the Offer, the Special Committee found it impracticable to assign relative or specific weights to the foregoing factors, and, accordingly, the Special Committee did not do so. Individual members of the Special Committee may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

OPINION OF DEUTSCHE BANK, FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

     Deutsche Bank has acted as financial advisor to the Special Committee in connection with the Offer. At the July 8, 1999 meeting of the Special Committee, Deutsche Bank delivered its written opinion, dated as of such date to the Special Committee to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the Offer was inadequate, from a financial point of view, to the Public Shareholders.

     The full text of Deutsche Bank's written opinion, dated July 8, 1999 (the "Deutsche Bank Opinion"), which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Appendix A to this Schedule 14D-9 and is incorporated herein by reference. The Public Shareholders are urged to read the Deutsche Bank Opinion in its entirety. The summary of the Deutsche Bank Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Deutsche Bank Opinion.

     In connection with Deutsche Bank's role as financial advisor to the Special Committee, and in arriving at the opinion expressed below, Deutsche Bank has, among other things, reviewed certain publicly available financial information and other information concerning the Company and certain internal information (including projections, forecasts, estimates, pro formas and other analyses prepared by the Company) furnished to it by the Company. Deutsche Bank also held discussions with the members of the senior management of the Company and the Special Committee regarding the business and prospects of the Company. In addition, Deutsche Bank (i) reviewed the reported prices and trading activity for the common stock of the Company, (ii) compared certain financial and stock market information for the Company, including pro forma historical income statements reflecting the divestitures of non-core businesses which were completed on June 1, 1999, with similar information for selected companies whose securities are publicly traded, (iii) reviewed the financial terms of selected recent business combinations which it deemed comparable in whole or in part, and
(iv) performed such other studies and analyses and considered such other factors, including the majority ownership of the Company by National City Corporation and its effect on the trading characteristics of the Company's common shares, as it deemed appropriate.

     In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of the Company. With respect to the financial forecasts and projections and pro forma historical data made available to Deutsche Bank and used in its analysis, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. The Deutsche Bank Opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of such opinion.

     In connection with Deutsche Bank's role as financial advisor to the Special Committee and in arriving at its opinion, Deutsche Bank was not authorized to solicit, and did not solicit, interest from any other person with respect to the acquisition of the Company or any of its assets.

     Set forth below is a brief summary of the financial analyses performed by Deutsche Bank in connection with its opinion and reviewed with the Special Committee at its meeting on July 8, 1999.

     Historical Stock Performance. Deutsche Bank reviewed and analyzed recent and historical market prices and trading volume for the Company Common Stock and compared such market prices to certain stock market and industry indices. Deutsche Bank noted that since the Company's initial public offering on August 14, 1996, the Company has underperformed both the S&P 500 index and the Nasdaq composite index. Deutsche Bank also compared the historical market prices of the Company Common Stock and compared the movement of such closing prices with the movement of a composite average of a group of publicly traded transaction processing companies (consisting of First Data Corporation, National Data Corporation and NOVA Corporation (collectively, the "Selected Companies")) since the Company's initial public offering. On a relative basis the Company slightly underperformed the Selected Companies through approximately September 1998 and significantly underperformed the Selected Companies since that time, following the Company's reporting of its results for the third quarter of 1998. This information was provided to give the Special Committee background information regarding the stock prices of the Company since its initial public offering.

     Analysis of Selected Publicly Traded Companies. Deutsche Bank compared certain financial information and commonly used valuation measurements for the Company based on the Offer to corresponding information and measurements for the Selected Companies. Such financial information and valuation measurements included, among other things, (i) common equity market valuation ("Equity Value"); (ii) operating performance; (iii) ratios of Equity Value as adjusted for debt and cash ("Enterprise Value") to revenues and earnings before interest expense and income taxes ("EBIT"); and (iv) ratios of Equity Value per share to earnings per share ("EPS"). To calculate the trading multiples for the Company and the Selected Companies, Deutsche Bank used publicly available information and information provided by senior management of the Company concerning pro forma historical and projected financial performance, including published historical financial information and earnings estimates from Keefe, Bruyette & Woods Inc. ("KBW") and those reported by the Institutional Brokers Estimate System ("IBES"). IBES is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors.

     Deutsche Bank calculated that, on a trailing twelve month basis, the Company's multiple of Enterprise Value to pro forma revenues was 1.2x based on the Offer, compared to a range of 1.6x to 4.4x, with a median of 2.4x, for the Selected Companies; and the Company's multiple of Enterprise Value to pro forma EBIT was 11.3x based on the Offer, compared to a range of 14.7x to 23.5x, with a median of 21.2x, for the Selected Companies. Deutsche Bank further calculated that the Company's multiple of Equity Value to trailing twelve month pro forma EPS was 21.4x based on the Offer, compared to a range of 25.5x to 41.7x, with a median of 37.1x, for the Selected Companies; the Company's multiple of Equity Value to management's projected calendar year 1999 EPS was 15.1x based on the Offer compared to a range of 20.5x to 28.8x, with a median of 22.2x, for the Selected Companies; the Company's multiple of Equity Value to KBW estimated calendar year 1999 EPS was 19.0x based on the Offer, compared to a range of 20.5x to 28.8x, with a median of 22.2x, for the Selected Companies; the Company's multiple of Equity Value to management's projected calendar year 2000 EPS was 12.3x based on the Offer compared to a range of 16.1x to 25.4x, with a median of 17.3x, for the Selected Companies; and the Company's multiple of Equity Value to KBW estimated calendar year 2000 EPS was 13.6x based on the Offer, compared to a range of 16.1x to 25.4x, with a median of 17.3x, for the Selected Companies.

     None of the companies utilized as a comparison is identical to the Company. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

     Analysis of Selected Precedent Transactions. Deutsche Bank reviewed the financial terms, to the extent publicly available, of ten proposed, pending or completed mergers and acquisition transactions since August 1994 involving companies in the transaction processing industry (the "Selected Transactions"). Deutsche Bank calculated various financial multiples based on certain publicly available information for each of the Selected Transactions and compared them to corresponding financial multiples for the Company based on the Offer. Deutsche Bank calculated that the Company's multiple of Enterprise Value to pro forma trailing twelve month revenues was 1.2x based on the Offer compared to a range of 1.6x to 5.3x, with a median of 3.0x, for the Selected Transactions; and the Company's multiple of Enterprise Value to pro forma trailing twelve month EBIT was 11.3x based on the Offer compared to a range of 13.3x to 36.4x, with a median of 20.1x, for the Selected Transactions. Deutsche Bank further calculated that the Company's multiple of Equity Value to pro forma trailing twelve month net income was 21.3x based on the Offer compared to a range of 22.9x to 57.8x, with a median of 32.8x, for the Selected Transactions.

     Deutsche Bank also calculated the premium paid over market value for 50 transactions involving the acquisition by a controlling majority shareholder of the shares of minority shareholders ("Minority Squeezeouts"). Deutsche Bank observed that the premiums paid in these transaction to the public market price four weeks prior to the announcement of the transaction, and to the public market price one day prior to announcement of the transaction ranged from -40.8% to 78.9%, with a median of 26.8%, and -11.1% to 100.0%, with a median of 18.8%, respectively. These ranges were compared to premiums of 60.0% and 23.6%, respectively, for the Offer (based on the per share market price four weeks and one day prior to the June 22, 1999 announcement of the proposed Offer).

     All multiples and premiums for the observed transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the five-year period during which the transactions occurred.

     Because the reasons for, and circumstances surrounding, each of the transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of the Company and the companies involved in the transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences between the characteristics of these transactions and the Offer that could affect the value of the subject companies and businesses and the Company.

     Discounted Cash Flow Analysis. Deutsche Bank performed a discounted cash flow analysis for the Company. Deutsche Bank calculated the discounted cash flow values for the Company as the sum of the net present values of (i) the estimated future cash flow that the Company will generate for the years 1999 through 2004, plus (ii) the value of the Company at the end of such period. The estimated future cash flows were based on the financial projections for the Company for the years 1999 through 2004 provided by the Company's management. The terminal values of the Company were calculated based on projected revenue and EBITDA for 2004 and a range of multiples of 1.5x to 2.5x for revenue and 10.0x to 13.0x for EBITDA. Deutsche Bank used discount rates ranging from 12.5% to 17.5%. Deutsche Bank selected such discount rates based on its judgment of the estimated weighted average cost of capital of the Selected Companies, and used such multiples based on its review of the trading characteristics of the common stock of the Selected Companies. This analysis indicated a range of values of $11.55 to $20.06 per share.

     The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the Special Committee, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of an opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its conclusion, Deutsche Bank did not assign specific weights to any particular analyses.

     In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Special Committee as to the adequacy of the Offer and does not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Company management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company or their respective advisors, neither Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

     The Special Committee selected Deutsche Bank as financial advisor in connection with the Offer based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. The Special Committee retained BT Alex. Brown Incorporated pursuant to a letter agreement dated May 3, 1999 (the "Engagement Letter"). Deutsche Bank is the successor to the investment banking and client advisory businesses of BT Alex. Brown Incorporated and has assumed BT Alex. Brown Incorporated's rights and responsibilities under the Engagement Letter. As compensation for Deutsche Bank's services, the Company has paid Deutsche Bank a cash fee of $100,000 and has agreed to pay an additional cash fee of $400,000 upon delivery of its opinion and an additional fee of $900,000 if the Offer is consummated. Regardless of whether the Offer is consummated, the Company has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank's counsel and all of Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the Offer or otherwise arising out of the retention of Deutsche Bank under the Engagement Letter. The Company has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement or the Offer.

     Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank and its affiliates may actively trade securities of the Company or National City for their own account or the account of their customers and, accordingly, may from time to time hold a long or short position in such securities.

ITEM 5 -- PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Special Committee has retained Deutsche Bank as its financial advisor in connection with its consideration of any proposals made by Parent to acquire the publicly held Shares pursuant to the Engagement Letter.

     Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Deutsche Bank for its financial advisory services in connection with its services under the Engagement Letter: (i) a fee of $100,000 payable upon the execution of the Engagement Letter; (ii) an additional fee of $400,000 payable upon either the execution of an agreement between the Company and Parent whereby Parent acquires 40% or more of the publicly held Shares or the delivery of Deutsche Bank's opinion to the Special Committee; and (iii) a fee of $1,300,000 (reduced by any fees paid under clause (i) or (ii)) payable upon the closing of a transaction whereby Parent acquires 40% or more of the publicly held Shares. In addition, the Company has agreed to reimburse Deutsche Bank for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred in connection with the engagement, and to indemnify Deutsche Bank against certain liabilities relating to or arising out of its engagement, or to contribute to payments Deutsche Bank may be required to make in respect thereof.

     Except as set forth above, neither the Company nor any person acting on its behalf, including the Special Committee, currently intends to employ, retain or compensate any person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6 -- RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director or affiliate of the Company.

     (b) To the best of the Company's knowledge, the Company's executive officers and directors who own Shares currently intend to respond to the Offer as follows. Messrs. James R. Bell, III, Jeffrey D. Kelly and Robert G. Siefers intend to tender all of their Shares pursuant to the Offer. Mr. James W. Cate intends to sell all of his Shares in the open market prior to expiration of the Offer. Messrs. Christos M. Cotsakos, Aureliano Gonzalez-Baz, Preston B. Heller, Jr., Robert E. Showalter, Steve Peterson and Thomas A. Wimsett do not intend to tender any of their Shares pursuant to the Offer.

ITEM 7 -- CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8 -- ADDITIONAL INFORMATION TO BE FURNISHED.

     On June 23, 1999, two lawsuits were filed, and on June 25, 1999, a third lawsuit was filed, in the Court of Common Pleas in Cuyahoga County, Ohio by alleged shareholders of the Company against the Company, Parent and individual members of the Company's Board of Directors. Each of these suits was filed as a purported class action on behalf of all shareholders of the Company except the defendants and their affiliates. Each of the complaints is similar in its allegations, which include, among other things, that the defendants have breached their fiduciary duties to plaintiff in connection with the Offer by failing to act in the best interests of the Company's public shareholders, failing to exercise independent business judgment and acting to the detriment of the Company's public shareholders for their own personal benefit. Each complaint seeks: (i) class certification, (ii) preliminary and permanent injunctive relief enjoining defendants from proceeding with or consummating the proposed transactions, (iii) rescission of the transactions if consummated, (iv) monetary damages, (v) attorney's fees and (vi) such other relief as the court determines is just and proper.

ITEM 9 -- MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Press Release issued by Parent dated June 22, 1999
(a)(2)  Offer to Purchase dated June 28, 1999
(a)(3)  Letter of Transmittal dated June 28, 1999
(a)(4) Opinion of Deutsche Bank Securities Inc. dated July 8, 1999 (included as Appendix A)
(a)(5)  Letter to shareholders of the Company dated July 13, 1999
(a)(6)  Press Release issued by the Company dated July 13, 1999.
(a)(7)  Forms of Indemnification Agreements
(b)     None
(c)(1)  Selected Sections of the Company's Proxy Statement dated May 10, 1999

                           FORWARD-LOOKING STATEMENTS

     This document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Forward-looking statements can be identified by the use of words like "anticipate," "believe," "budget," "estimate," "expect," "forecast," "intend," "plan," "predict," "project" and similar expressions. Any statement that is not a historical fact is a forward-looking statement. These forward-looking statements are subject to numerous risks and uncertainties and involve numerous assumptions, including, but not limited to, the risks inherent in the Company's business, changes in general economic conditions, the Company's ability to execute its business plans and other factors detailed in the Company's filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 1999

                                          NATIONAL PROCESSING, INC.

                                          By:  /s/ PRESTON B. HELLER, JR.

                                            ------------------------------------
                                            Name: Preston B. Heller, Jr.
                                            Title:  Chairman of the Special
                                                    Committee

LOGO
                                                                      APPENDIX A
                                                                    July 8, 1999

Special Committee of the Board of Directors
National Processing, Inc.
1231 Durrett Lane
Louisville, Kentucky 40285

Gentlemen:

     Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to the Special Committee of the Board of Directors of National Processing, Inc. (the "Special Committee") in connection with the offer (the "Offer") by National City Corporation to purchase for cash all outstanding common shares of National Processing, Inc. (the "Company") for $9.50 net per share (the "Consideration"). You have requested Deutsche Bank's opinion, as investment bankers, as to the adequacy, from a financial point of view, to the public shareholders of the Company other than National City Corporation (the "Public Shareholders") of the Consideration.

     In connection with Deutsche Bank's role as financial advisor to the Special Committee, and in arriving at the opinion expressed below, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and certain internal information (including projections, forecasts, estimates, pro formas and other analyses prepared by the Company) furnished to it by the Company. Deutsche Bank has also held discussions with members of the senior management of the Company and the Special Committee regarding the business and prospects of the Company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Company's common shares and, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, and (iv) performed such other studies and analyses and considered such other factors, including the majority ownership of the Company by National City Corporation and its effect on the trading characteristics of the Company's common shares, as it deemed appropriate.

     Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts, estimates, pro formas or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     This opinion is addressed to, and for the use and benefit of, the Special Committee and is not a recommendation to the Public Shareholders whether or not to tender their shares. This opinion is limited to the adequacy, from a financial point of view, to the Public Shareholders of the Consideration, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Special Committee whether or not to recommend the Offer to the Public Shareholders.

Special Committee of the Board of Directors
National Processing, Inc.
July 8, 1999

     Deutsche Bank will be paid a fee for its services as financial advisor to the Special Committee in connection with the Offer, a portion of which is payable upon the delivery of this opinion and a portion of which is contingent upon consummation of the Offer (or certain similar transactions). We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company and National City Corporation for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

     Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Consideration is inadequate, from a financial point of view, to the Public Shareholders.

                                          Very truly yours,

                                          /s/ DEUTSCHE BANK SECURITIES INC.

                                          --------------------------------------
                                          DEUTSCHE BANK SECURITIES INC.

                  Resolutions Adopted by the Board of Directors
                of National Processing, Inc. on February 24, 1999


         RESOLVED, that the Board of Directors of the Corporation (the "Board") hereby establishes a special committee of the Board (the "Committee") to consider and respond to a potential proposal by National City Corporation to acquire all or a portion of the outstanding shares of common stock of the Corporation not currently owned by National City Corporation (a "Transaction"); and be it further

         RESOLVED, that the Committee shall have the authority to consider and respond to any proposal or offer for a Transaction, to initiate and participate in discussions for or otherwise assist or facilitate proposals for a Transaction, and to review, evaluate and negotiate the terms of a Transaction; and be it further

         RESOLVED, that the Committee shall consist of three persons, namely,

              Preston B. Heller, Chairman
              Aureliano Gonzalez-Baz
              Christos M. Cotsakos

who shall serve until respective successors are chosen and qualified and that Preston B. Heller shall be chairman of the Committee with the person selected by him to act as chairman in his absence; and be it further

         RESOLVED, that the Committee be, and hereby is, authorized to retain a financial advisor to consult and advise the Committee with respect to any proposed Transaction and to render an opinion as to the fairness to the Corporation's shareholders, from a financial point of view, of any proposed Transaction; and be it further

         RESOLVED, that the Committee be, and hereby is, authorized to retain legal counsel to advise the Committee with respect to any proposed Transaction; and be it further

         RESOLVED, that the Committee be, and hereby is, authorized to retain such other consultants and agents to perform such other services, as the Committee may deem necessary or appropriate in order for the Committee to discharge its responsibilities; and be it further

         RESOLVED, that the Committee be, and hereby is, authorized to enter into such contracts on behalf of the Corporation providing for the retention, compensation, reimbursement of expenses, and indemnification of such consultants and agents retained by the Committee to provide services for the Committee, as the Committee may deem necessary or appropriate, and that the Corporation be directed to pay all fees, expenses, and disbursements of such consultants and agents and to honor all other obligations of the Corporation under such contracts; and be it further

         RESOLVED, that the members of the Committee shall be indemnified to the full extent provided by Ohio law for all acts or omissions to act by them in connection with the Transactions; and be it further

         RESOLVED, that as compensation for their service on the Committee, each member of the Committee shall be paid $1,000 per meeting and the Chairman of the Committee shall be paid $1,500 per meeting, plus the expenses incurred by each member of the Committee, regardless of the consummation of any Transaction; and be it further

         RESOLVED, that the officers of the Corporation be, and each hereby is, authorized and directed to provide to the Committee, and any advisors, agents, counsel, and designees of the Committee, such information and materials, including but not limited to books, records, projections, and financial statements of the Corporation any documents relating to the Transaction as may be useful or helpful in the discharge of the Committee's responsibilities, and be it further;

         RESOLVED, that the members of the Committee be, and each hereby is, authorized for and behalf of the Corporation to negotiate, execute, seal, file, deliver and carry out such other documents and agreements, including any acquisition agreement regarding a Transaction, and to take such steps and to perform such acts (including taking any actions required by state and federal securities laws), as may in their judgment be necessary, incidental or convenient to the implementation of the transactions contemplated by or in furtherance of, any of the foregoing resolutions, and any such documents and agreements executed and delivered, or acts taken by them or any of them, shall be conclusive evidence of his authority in so doing, and that the Corporation hereby ratifies and confirms and all actions hereafter taken by any such person in implementation of the foregoing purposes.